Unaudited Condensed Interim Consolidated
Financial Statements

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND 2025

Unaudited Condensed Interim Consolidated Statements of Financial Position (Presented in thousands of United States dollars)

As at	Note	July 31, 2026	April 30, 2026
		$	$
ASSETS
Current assets
Cash and cash equivalents	5	406,495	427,310
Short-term investments		4,440	-
Other receivables		2,419	1,514
Prepaids and other expenses		990	1,037
Total current assets		414,344	429,861

Non-current assets
Exploration and evaluation assets	7	247,293	244,208
Property, plant, and equipment		389	472
Investment in Vizsla Royalties Corp.	6	6,951	7,371
Investments in equity instruments	6	3,080	3,668
Warrants investments	6	901	1,138
Long-term value-added tax receivable		18,811	17,765
Capped call derivative options	9	25,012	27,016
Total non-current assets		302,437	301,638
Total assets		716,781	731,499

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14	6,073	6,154
Interest payable on Convertible notes	9	625	6,558
Due to related parties	8	811	482
Income tax payable		-	107
Total current liabilities		7,509	13,301

Non-current liabilities
Convertible notes	9	240,366	237,355
Derivative liabilities	9	41,829	49,482
Income tax payable		107	-
Deferred special mining duty tax liability	15	5,475	-
Total liabilities		295,286	300,138

SHAREHOLDERS' EQUITY
Share capital	10	465,284	456,910
Shares to be issued	7b	6,291	8,954
Reserves		49,704	45,462
Accumulated other comprehensive income		16,779	16,779
Deficit		(116,563)	(96,744)
Total shareholders' equity		421,495	431,361
Total liabilities and shareholders' equity		716,781	731,499

Note 1 - Corporate Information and Nature of Operations

See accompanying notes to the unaudited condensed interim consolidated financial statements

Approved by the Board of Directors on September 4, 2026.

"signed" Michael Konnert, Director, CEO	"signed" Craig Parry, Director, Chairman

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Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Presented in thousands of United States dollars, except for per share amounts)

		Three months ended July 31,
	Note	2026	2025
		$	$
Exploration and Evaluation expenses	7b	(1,338)	(17)

General and administrative expenses
Office and administrative		(888)	(720)
Professional fees		(3,296)	(2,743)
Marketing and communication		(190)	(128)
Regulatory and transfer agent		(110)	(122)
Share-based compensation		(5,713)	(3,630)
Project holding costs		(1,841)	-
Depreciation		(35)	(50)
		(12,073)	(7,393)

Other Income (expense)
Interest and finance income		4,289	1,704
Finance costs	14	(1,054)	-
Foreign exchange (loss) gain		(3,276)	2,308
Unrealized (loss) gain on investments at FVTPL	6	(685)	74
Share of (loss) gain of share of Vizsla Royalties Corp.	6	(207)	4,451
Other income		-	164
(loss) income before income taxes		(14,344)	1,291

Income taxes
Current income tax		-	(69)
Deferred special mining duty tax	15	(5,475)	-
Net (loss) income for the period		(19,819)	1,222

Other comprehensive income (loss)
Items that will be reclassified subsequently
Translation gain on foreign operations		-	6,637
Comprehensive (loss) income		(19,819)	7,859
Basic and diluted earnings (loss) per share		(0.06)	0.01

Weighted average number of common shares ('000s)
Basic		353,134	315,358
Diluted		353,134	339,154

See accompanying notes to the condensed interim consolidated financial statements

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Unaudited Condensed Interim Consolidated Statements of Cash Flows (Presented in thousands of United States dollars, except for share and per share amounts)

		Three months ended July 31,
Three months ended	Note	2026	2025
		$	$
Operating activities
Net income (loss) for the period		(19,819)	1,222
Items not affecting cash:
Depreciation		35	50
Share-based compensation	10	5,713	3,630
Unrealized gain (loss) on investments at FVTPL	6	685	(74)
Share of loss (income) of Vizsla Royalties Corp.	6	207	(4,451)
Loss on Capped Call Options	14	2,004	-
Revaluation gain on Derivative Liabilities	14	(7,653)	-
Interest expense on Convertible Note	14	3,692	-
Accretion expense on Convertible Note	14	3,011	-
Deferred special mining duty tax	15	5,475	-
Shares issued under production concession	7	964	-
Unrealized foreign exchange loss		2,026	-
Changes in working capital items	14	(1,592)	(2,960)

Net cash flows used in operating activities		(5,252)	(2,583)

Investing activities
Payments for exploration and evaluation assets	7	(3,085)	(6,687)
Payments for property plant and equipment		(3)	-
Short-term investments in Guaranteed Investment Certificate ("GIC")		(4,485)	8
Net cash flows used in investing activities		(7,573)	(6,679)

Financing activities
Common shares proceeds - net of share issuance	10	-	117,729
Proceeds from exercise warrants	10	-	196
Proceeds from exercise of stock options	10	3,276	2,754
Interest paid on Convertible Note	9	(9,625)	-
Net cash flows (used) provided by financing activities		(6,349)	120,679

Effects of exchange rate changes on cash and cash equivalents		(1,641)	(1,887)
Increase (decrease) in cash and cash equivalents		(20,815)	109,530
Cash and cash equivalents, beginning of period		427,310	96,016
Cash and cash equivalents, end of period		406,495	205,546

Supplemental cash flow information (Note 14)

See accompanying notes to the condensed interim consolidated financial statements

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Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Presented in thousands of United States dollars, except for share and per share amounts)

	Attributable to equity holders of the Company
	Number	Share Capital	Reserves	Share to be issued	Accumulated other comprehensive income (loss)	Deficit	Total
	#	$	$	$	$	$	$
Balance, April 30, 2025	298,374,460	320,764	34,998	5,813	(7,693)	(58,087)	295,795
Shares issued pursuant to property acquisition	595,238	973	-	5,754	-	-	6,727
Shares issued pursuant to over-allotment options, bought deal and ATM	41,434,100	117,729	-	-	-	-	117,729
Shares issued pursuant to exercise of warrants, options, and RSUs	2,687,062	3,271	(321)	-	-	-	2,950
Stock-based compensation	-	-	3,630	-	-	-	3,630
Net income and other comprehensive income for the period	-	-	-	-	6,637	1,222	7,859
Balance, July 31, 2025	343,090,860	442,737	38,307	11,567	(1,056)	(56,865)	434,690
Balance, April 30, 2026	351,018,130	456,910	45,462	8,954	16,779	(96,744)	431,361
Shares issued pursuant to property acquisition	1,190,272	3,627	-	(2,663)	-	-	964
Shares issued pursuant to exercise of warrants, options, and RSUs	2,758,470	4,747	(1,471)	-	-	-	3,276
Stock-based compensation	-	-	5,713	-	-	-	5,713
Net loss and other comprehensive loss for the period	-	-	-	-	-	(19,819)	(19,819)
Balance, July 31, 2026	354,966,872	465,284	49,704	6,291	16,779	(116,563)	421,495

See accompanying notes to the condensed interim consolidated financial statements

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

1. Corporate Information and Nature of Operations

Vizsla Silver Corp. (the "Company" or "Vizsla Silver") is a corporation governed by the Business Corporations Act (British Columbia). Vizsla Silver shares trade on the NYSE American under the symbol VZLA and the TSX under the symbol VZLA. The Company's registered office is 595 Burrard Street, Suite 1723 Vancouver, BC V7X 1J1.

The Company's principal business activity is the exploration and acquisition of mineral properties with a focus on precious metals. The Company currently conducts substantially all its operations in Canada and Mexico in one business segment.

These unaudited condensed interim consolidated financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

2. Basis of Presentation

 Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, under IAS 34 - Interim Financial Reporting and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended April 30, 2026 (the "2026 Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the 2026 Annual Financial Statements.

These condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value. All financial information has been presented in United States dollars in these condensed interim consolidated financial statements, except when otherwise indicated.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on September 4, 2026.

New IFRS Accounting Standards Issued but not yet Effective

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its 'operating profit or loss'. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the consolidated financial statements.

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

New IFRS Accounting Standards Adopted During the Period

The IASB has also issued amendments to IFRS Accounting Standards 7 and IFRS Accounting Standards 9 on classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2026. The Company has assessed the potential impact of these amendments as not having a material impact on the Company's condensed interim consolidated financial statements.

3. Material Accounting Policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2026 Annual Financial Statements.

4. Significant Judgments and Estimates

In preparing the Company's unaudited condensed interim consolidated financial statements for the three months ended July 31, 2026, the Company applied the critical judgements and estimates, and key sources of estimation uncertainty disclosed in Notes 3 and 4, of its 2026 Annual Financial Statements.

5. Cash and cash equivalents

Cash and cash equivalents of $406,495 (April 30, 2026: $427,310), including $320,739 in term deposits that are cashable within one to three months (April 30, 2026: $305,434). The term deposits earn interest at a range between 2.75%-4.41% (April 30, 2026: 2.87%-4.39%).

As at July 31, 2026, the Company held cash balances of $1,132 (MXN$19,819) (April 30, 2026: $4,662 (MXN$81,141)) denominated in Mexican pesos, and $54,935 (CAD$77,068) (April 30, 2026: $55,731 (CAD$75,928)) denominated in Canadian dollars.

6. Investments

a) Investment in Vizsla Royalties Corp.

A summary of the company's investment activity in VROY is as follows:

	Number of shares	Amount $	Value of common shares of VROY per quoted market price $
Balance as of April 30, 2025	11,518,624	5,361	15,178
Share of loss of an associate		(3,221)
Deemed disposal gain		5,157
Effect of change in exchange rate		74
Balance as of April 30, 2026	11,518,624	7,371	26,209
Share of loss of an associate		(207)
Effect of change in exchange rate		(213)
Balance as of July 31, 2026	11,518,624	6,951	26,274

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

As of July 31, 2026, the Company held a 16.19% (April 30, 2026: 17.10%) interest in VROY despite the ownership being below 20%, the Company continues to exercise significant influence through its representation of 40% of the board of directors.

On May 14, 2026, VROY announced that it had entered into a definitive arrangement agreement with Elemental Royalty Corporation ("Elemental"), under which Elemental will acquire all of the issued and outstanding common shares of VROY for $239,000 (CAD$327,000). The arrangement was approved by VROY shareholders on July 10, 2026, and received court approval on July 14, 2026. Completion of the transaction remains subject to the satisfaction of customary closing conditions. Upon closing, the Company will no longer hold an investment in VROY.

b) Investment in equity instruments and warrants

The Company has elected to hold certain equity securities consisting of shares and warrants in publicly traded exploration-stage mining companies for strategic partnerships and investment purposes. The investments balance consists of:

	Equity investments $	Warrants Investments $
Balance as of April 30, 2026	3,668	1,138
Change in fair value	(481)	(204)
Effect of change in exchange rate	(107)	(33)
Balance as of July 31, 2026	3,080	901

7. Exploration and Evaluation assets

The Company's Exploration and Evaluation assets consist of the Panuco district, Panuco Central & East, Santa Fe, La Garra, San Enrique. Costs related to the properties can be summarized as follows:

	Panuco - district	Panuco Central & East	Santa Fe1	La Garra	San Enrique	Total
Cost
	$	$	$	$	$	$
As at April 30, 2025	160,259	-	13	13,286	1,311	174,869
Additions	45,072	93	-	255	189	45,609
Transfers	(45,719)	14,564	10,780	-	20,375	-
Effect of change in exchange rate	22,069	5	-	1,646	10	23,730
As at April 30, 2026	181,681	14,662	10,793	15,187	21,885	244,208
Additions	2,947	36	5	40	57	3,085
Transfers	(462)	-	462	-	-	-
As at July 31, 2026	184,166	14,698	11,260	15,227	21,942	247,293

(1) The Santa Fe Project is currently held within the Minera Canam legal entity.

a) Acquisition of Goanna Resources, S.A.P.I. de C.V ("La Garra claims")

Consideration under the sale and purchase agreement was capitalized to exploration and evaluation assets on signing, with the unpaid portion recognized in accounts payable and shares to be issued. During the period, the Company paid $1,300 in cash. As at July 31, 2026, 1,190,476 common shares remain issuable to the sellers, and are issuable by October 30, 2026

b) Acquisition of Santa Fe

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

On May 14, 2025, the Company entered into a sales and purchase agreement with Mr. Eduardo de la Peña Gaitán to acquire the exploration concessions comprising the Santa Fe Project, and a related option agreement with the Vendor and associated parties to acquire a 100% interest in the related production concessions over a five-year period.

Purchase Agreement - Exploration Concessions

During the three months ended July 31, 2026, the Company issued 915,594 common shares - the first of three installments totaling 2,746,780 shares to be issued over a 36-month period commencing May 14, 2026. The issuance was recognized as a transfer from shares to be issued to share capital (Note 10b). The shares are measured at fair value based on the market price on the effective date and are subject to a four-month statutory hold period.

Option Agreement - Production Concessions

The Company does not hold title to the production concessions until the option is exercised; accordingly, consistent with the Company's accounting policy, costs incurred under the option agreement are expensed until control over title is obtained. During the period, the Company incurred $1,338 of exploration and evaluation expense, comprising of cash and $964 in shares (274,678 of 1,373,390 shares issuable) (Note 10b). The shares are measured at fair value based on the market price on the issuance date and are subject to a four-month statutory hold. No exploration activities have been carried out on the production concessions to date.

8. Related Party Transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, such as key management personnel, including immediate family members of the individual, or corporate entities, including the Company's wholly owned subsidiaries. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company's executive officers, vice presidents and members of the Board of Directors.

During the periods ended July 31, 2026 and 2025, the Company had the following related party transactions:

	2026	2025
	$	$
Salaries, consulting and management fees(1)(2)	1,680	841
Directors' fees(1)	33	76
General and administrative expenses(3)	220	150
Share-based compensation	3,452	2,034
	5,385	3,101

(1) Accrued or paid to the executive officers and directors for their services.

(2) Includes bonuses.

(3) Includes rent and related office expenses.

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

As of July 31, 2026, $811 (April 30, 2026: $482) was payable to companies with common executive  officers and directors.

These transactions are in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Convertible Notes Offering and Capped Call

In November 2025, the Company issued $300,000 of convertible notes via private placement, receiving net proceeds of $286,613 after transaction costs.

The Notes bear interest at 5% per annum, payable semi-annually from July 15, 2026, and mature January 15, 2031, with a conversion rate of 171.3062 common shares per $1 principal amount (a conversion price of $5.84 per share). Holders may convert into shares, cash, or a combination, at the Company's discretion, upon specified triggers including a share price threshold, a Note trading price threshold, redemption, or after October 15, 2030. The Company may redeem the Notes for cash from January 22, 2029, if the share price threshold is met, at par plus accrued interest, subject to a make-whole provision; a change of control or similar transaction requires an offer to repurchase for cash; and any unconverted balance is repaid in cash at maturity. The effective interest rate on the host debt is 10.59%, and the Share Price Conversion Threshold was not met during the three-month period July 31, 2026.

Under IFRS 9, the conversion and redemption features are bifurcated into derivative liabilities measured at fair value through profit or loss, with the host debt recognized at the residual amount and subsequently carried at amortized cost using the effective interest method. At inception, the derivative was valued using a market calibration approach based on the Notes' observable traded price, with the host debt measured as the residual; in subsequent periods, the host debt is fair valued using a calibrated credit spread, with the derivative liability derived as the residual against the instrument's traded value. The derivative liability is classified as Level 3 under IFRS 13. The following key assumptions were used in the valuation model:

	Key Assumption July 31, 2026	Key Assumption April 30, 2026
Debt traded price	100.41	102.90
Volatility Rate	64%	63%
Share price	$3.14	$3.38
Credit Spread	4.49%	4.74%

As at July 31, 2026, the carrying amount of the liability component of the instrument, net of allocated issuance costs, was $240,366 (April 30, 2026 - $237,355), reflecting interest accretion under the effective interest method of $3,011 during the three months ended July 31, 2026. The embedded derivative related to the early redemption option had a carrying amount of $41,829 as at July 31, 2026 (April 30, 2026 - $49,482). This movement reflects the remeasurement to fair value, resulting in a decrease of $7,653 for the three months ended July 31, 2026, respectively (Note 14).

Capped Call Derivative Options

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

Concurrently with the issuance of the Notes, the Company purchased cash-settled Capped Calls for approximately $47,490, with a strike price equal to the Notes' initial conversion price of $5.84 and a cap price of $10.51, effectively raising the conversion price to $10.51 per share; the Capped Calls have a term consistent with the Notes but are accounted for as separate transactions that do not affect the accounting for the Notes or the Derivative Liability.

The Capped Calls are recognized as a derivative asset, remeasured at fair value through profit or loss at each reporting date, and classified as Level 3 under IFRS 13. At inception, the Capped Calls were valued at the premium paid, with subsequent valuations determined using a binomial option-pricing model. The key assumptions used in the valuation model at July 31, 2026, used in valuation of the conversion option are:

	Key Assumption July 31, 2026	Key Assumption April 30, 2026
Maturity Date	January 15, 2031	January 15, 2031
Strike Price	$5.84	$5.84
Cap	$10.51	$10.51
Share price	$3.14	$3.38
Volatility Rate	64%	63%
Risk free rate	4.42%	4.00%

As at July 31, 2026, the fair value of the Capped Calls was $25,012, resulting in a fair value loss of $2,004 that has been recognized in Finance Costs (Note 14) for the period ended July 31, 2026.

10. Share Capital

a) Authorized

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

b) Issued and outstanding

As of July 31, 2026, 354,966,872 (April 30, 2026: 351,018,130) common shares with no par value were issued and outstanding.

During the three-month period ended July 31, 2026, the Company issued common shares of the Company as follow:

2,013,500 options were exercised at a weighted average exercise price of CAD$2.27 for proceeds of $3,276. In addition, 744,970 restricted share units ("RSUs") were exercised and converted to common shares.

The Company issued 1,190,272 common shares, with a total value of $3,627, to the sellers in connection with the Santa Fe transaction (Note 7(b)).

During the three-month period ended July 31, 2025, the Company issued common shares of the Company as follow:

178,353 warrants were exercised at a weighted average exercise price of CAD$1.50 for proceeds of $196, and 2,299,500 options were exercised at a weighted average exercise price of CAD$1.64 for proceeds of $2,754. In addition, 209,209 RSUs were exercised and converted to common shares.

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

On June 26, 2025, the Company completed the bought deal public offering of 33,334,000 common shares of the Company at a price of $3.00 per common share for aggregate gross proceeds of  approximately $100,002. The Company granted the underwriters an over-allotment option, exercisable at the offering price for a period of 30 days after and including the closing date of the offering, to purchase up to an additional 5,000,100 common shares. The Company paid to the underwriters a cash commission of approximately $5,971 in cash share issue costs and other costs for net proceeds of approximately $94,031.

On July 14, 2025, the underwriters exercised in full the over-allotment option announced on June 26, 2025, to purchase an additional 5,000,100 common shares at $3.00 per common share for aggregate gross proceeds of $15,000. The Company paid to the underwriters a cash commission equal to $752 in cash share issue costs and other costs for net proceeds of $14,248.

The Company conducted a series of financings through its existing ATM facility. As a result, a total of 3,100,000 common shares were issued at a weighted average share price of $3.13 per common share for aggregate gross proceeds of approximately $9,692. The Company paid to the underwriters a cash commission of approximately $242.

On July 16, 2025, the Company issued 595,238 common shares for a total value of $973 to the sellers in relation to the acquisition of Goanna Resources (Note 7(a).

c) Options

A summary of the Company's stock option activity during the three months period July 31, 2026 is as follows:

	July 31, 2026
	Number of options	Weighted average exercise price

	#	CAD$
Options outstanding, beginning of the year	16,325,000	2.20
Issued	3,958,000	5.15
Cancelled	(8,000)	4.33
Exercised	(2,013,500)	2.27
Options outstanding, end of the year	18,261,500	2.83
Options exercisable, end of the year	13,477,100	1.97

A summary of the Company's assumptions used in the Black-Scholes option pricing model to calculate the fair value of the options granted is as follows:

July 31, 2026
Risk Free Interest Rate	3.19% - 3.22%
Expected Dividend Yield	-
Expected Volatility	64%
Expected Term in Years	5 years

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

The Company recorded $3,311 as share-based compensation for the period ended July 31, 2026 (July 31, 2025: $2,581) after adjusting for an estimated forfeiture rate of 4% (July 31, 2025: 4%), which resulted in a reduction of the fair value of share-based compensation by $138 for the period ended July 31, 2026 (July 31, 2025: $108).

d) Restricted shares units ("RSU")

A summary of the Company's RSUs activity is as follows:

	July 31 2026
	Number of RSUs	Weighted average exercise price
	#	CAD$
RSUs outstanding, beginning of the year	2,149,336	2.33
Issued	1,919,000	5.14
Exercised and converted to shares	(744,970)	2.29
Cancelled	-	-
RSUs outstanding, end of the year	3,323,366	3.96

For the period ended July 31, 2026, the Company recognized a share-based compensation of $1,168 (July 31, 2025: $630) for the RSUs. For the period ended July 31, 2026, the Company used an estimated forfeiture rate of 4% (July 31, 2025: 4%), resulting in an impact of $49 (July 31,2025: $26), which reduces the fair value of share-based compensation. As of July 31, 2026, none of the RSUs outstanding are exercisable.

e) Deferred shares units ("DSU")

On May 1, 2025 and May 14, 2026, the Company granted 850,000 and 300,000 DSUs, respectively, to independent directors of the Company. The DSUs vest immediately and will be settled for one common share of the Company upon the time that the grantee ceases to hold their position as an independent director.

During the period ended July 31, 2026, the Company has recognized share-based compensation of $231 (July 31, 2025: $419) for the DSUs. The Company used an estimated forfeiture rate of 4% (July 31, 2025: 4%), resulting in an impact of $10 (July 31,2025: $17), which reduces the fair value of share-based compensation.

f) Performance restricted shares units ("PRSUs")

On September 17, 2025, the Company granted 1,550,000 PRSUs subject to a performance condition tied to the public announcement of the Panuco Feasibility Study. The performance condition was satisfied on November 12, 2025, and the PRSUs will vest over a three-year period thereafter, each exchangeable for one common share. The grant-date fair value was CAD $6.64 per unit, based on the market price of the Company's shares on the performance condition date.

Page | 13

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

During the period, 117,000 PRSUs were forfeited, leaving 1,433,000 outstanding as at July 31, 2026 (none exercisable). For the three months ended July 31, 2026, the Company recognized share-based compensation of $1,003 in respect of the PRSUs, recognized on a straight-line basis over the three-year service period ending on the vesting date, net of an estimated forfeiture rate of 4%. No PRSUs were outstanding in the comparative period.

g) Shares to be issued

As of July 31, 2026, in relation to the acquisition of La Garra claims, a total of 1,190,476 remains as shares to be issued with a total value of $1,141. This is recorded pursuant to the agreement (Note 7(a)).

As of July 31, 2026, in connection with the acquisition of the Santa Fe exploration concessions, a total of 1,831,187 remains as shares to be issued with a total value of $5,150. This is pursuant to the agreement (Note 7(b)).

11. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value of financial instruments which trade in active markets, such as equity investments and warrants investments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

During the period ended July 31, 2026 there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques. As of July 31, 2026, the fair value of the cash and cash equivalents, other receivables, accounts payable and accrued liabilities and due to related parties approximates carrying value due to the short term to maturity of the balances and the fair value of the host debt is $259,401 (April 30, 2026: $259,197). The following table illustrates the classification of the Company's financial assets and liabilities within their hierarchy as at July 31, 2026 and April 30, 2026:

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

	Financial Instrument Category (1)	Fair Value Hierarchy	July 31, 2026	April 30, 2026
			$	$
Financial assets
Cash and cash equivalents	B		406,495	427,310
Other receivables	B		2,419	1,514
Investments
Short-term investments	A	Level 1	4,440	-
Investments in equity instruments	A	Level 1	3,080	3,668
Warrants investments	A	Level 2	901	1,138

Capped call derivative options	A	Level 3	25,012	27,016
			442,347	460,646

Financial liabilities
Accounts payable and accrued liabilities	C		6,073	6,154
Due to related parties	C		811	482
Derivative liabilities	A	Level 3	41,829	49,482
Convertible notes	C		240,366	237,355
			289,079	293,473

(1) Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

The table below shows the effect, at July 31, 2026, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under the following scenarios, detailed in the following table.

Instrument Level 3	Valuation Technique	Main unobservable inputs	Impacts Sens, -5% Unfavorable scenario	Impacts Sens, +5% Favourable scenario
Capped Call Derivative Options	Binomial Option-Pricing Model	Volatility	(6,259)	6,108

			Impacts Sens, -2.5% Unfavorable scenario	Impacts Sens, +2.5% Favourable scenario
Derivative Liabilities	Market calibration Model	Credit Spread	7,321	(8,279)

Risks

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed to are:

i. Credit risk

ii. Liquidity risk

iii. Market risk

iv. Foreign Currency risk

v. Interest rate risk

vi. Price risk

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

i. Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalents are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at July 31, 2026, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

ii. Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2026, the Company had a cash balance of $406,495 (April 30, 2026 - $427,310) to settle current liabilities of $7,509 (April 30, 2026 - $13,301).

The Company's current financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms, except for interest payable on the Notes, which is due January 15, 2027. The Company's undiscounted contractual cash flows have been presented in the year-end financial statements and have not changed significantly from the year-end financial statements.

iii. Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer, or factors affecting all similar instruments traded in the market. The Company is exposed to foreign currency risk, interest rate risk and other price risk, each discussed below.

As of July 31, 2026, the Company has outstanding convertible senior unsecured notes that may be converted into common shares upon the occurrence of certain conditions. Conversion threshold for the Notes was not met for the three- month period ended July 31, 2026

In connection with the issuance of the Notes, the Company entered into capped call transactions intended to reduce potential dilution and/or offset cash settlement obligations upon conversion of the notes. The capped call transactions are subject to a cap price and will not offset dilution or settlement amounts above such price.

iv. Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of MXN to USD would increase/decrease the net and comprehensive loss for the period ended July 31, 2026, by approximately $11 (July 31, 2025: $7). A 1% change in foreign exchange rate of CAD to USD would increase/decrease the net and comprehensive loss for the period ended July 31, 2026, by approximately $549 (July 31, 2025: $10). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

v. Interest rate risk

The Company is exposed to interest rate risk on its short-term investments and convertible notes. The Company's convertible notes bear interest at a fixed rate. Interest rate risk is the risk that the fair value, future cash flows and short-term investments of the Company will fluctuate due to changes in market interest rates. The average interest rate earned by the Company during the period ended July 31, 2026 on its cash and cash equivalents and short-term investments was 3.97% (July 31, 2025 - 0.79%).

A 1% increase or decrease in the interest earned from financial institutions on cash and cash equivalents and short-term investments would result in approximately a $4,067 change in the Company's net and comprehensive loss (July 31, 2025: $2,142).

vi. Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements in investment holdings, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

12. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The mineral properties in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit, and the Notes (Note 9). The Company is not exposed to any externally imposed requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

13. Segment Information

The Company has one operating segment, principally the exploration, evaluation, development, and acquisition of mineral properties.

Geographic Information

The Company's non-current assets by location of assets are as follows:

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

	July 31, 2026	April 30, 2026
	$	$

Canada	35,944	31,821
Mexico	266,493	269,817
	302,437	301,638

14. Supplemental Financial Information

The following table summarizes changes in working capital items in operating activities:

	July 31, 2026	July 31, 2025
	$	$
Accounts payable and accrued liabilities	(80)	(2,955)
Due to related parties	339	52
Value-added tax receivable	(933)	247
Other receivables	(949)	(611)
Prepaid expenses	31	307
Income taxes paid	-	-
	(1,592)	(2,960)

The following table summarizes changes in non-cash items:

	July 31, 2026	July 31, 2025
	$	$
Shares issued pursuant to property acquisition	3,627	937

The components of Finance costs are as follows:

	July 31, 2026	July 31, 2025
	$	$
Accretion expense (Note 9)	3,011	-
Convertible notes interest expense (Note 9)	3,692	-
Fair value changes:
Derivative Liabilities (Note 9)	(7,653)	-
Capped Call Derivative Options (Note 9)	2,004	-
Finance costs	1,054	-

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Notes to the Unaudited Condensed Interim Consolidated Financial Statements
As at July 31, 2026, and April 30, 2026, and for the
three months ended July 31, 2026 and 2025
(Presented in thousands of United States dollars except number of shares, options and per share amounts, unless otherwise noted)

The components of Accounts payable and accrued liabilities are as follows:

	July 31, 2026	April 30, 2026
	$	$
Trade accounts payable	(726)	(2,512)
Accrued liabilities	(5,347)	(3,642)
Accounts payable and accrued liabilities	(6,073)	(6,154)

15. Tax

The Company's Mexican subsidiaries hold mining concessions and are therefore subject to the annual Special Mining Duty ("SMD") of 8.5% levied under the Mexican Federal Duties Law. The SMD is assessed on the positive difference resulting from subtracting the deductions permitted under that law from income derived from extractive activities, with the exception of the annual inflation adjustment, interest, and investments other than those incurred on exploration.

The Company's mineral concessions are in the exploration stage and no extractive activities have commenced. As the Company has not generated income from the sale of extracted minerals, no current SMD is payable for the three months ended July 31, 2026. The Company has, however, recognized a deferred SMD liability in respect of taxable temporary differences arising on mining concessions and mining rights acquired, as those assets are expected to be recovered through future extractive activities that will be subject to the duty.

Deferred special mining duty tax liability	July 31, 2026	April 30, 2026
	$	$
Mining concessions	5,185	-
Mining rights	290	-
Deferred special mining duty tax liability	5,475	-

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